Exhibit 99.(a)(27) - Paper Version of LT Newsflash

(addressee)

On late Friday, May 3, 2002, Lucent filed a supplement to its Offer to Exchange stock options. This supplement, which we have enclosed, does not change the terms or conditions of the Offer -- including the offer period, eligible stock option grants or exchange ratio -- it simply gives further clarification to the language in a few sections of the Offer.

As is common with filings of this type, even minor modifications need to be filed as an amendment. Therefore, the supplement will contain only the clarifications that we’ve made to the Offer. For the full context of these changes, please read the original Offer document in conjunction with the supplement.

About the Offer

As announced on April 22, Lucent’s Board of Directors has approved an offer that will enable eligible employees to exchange certain outstanding stock option grants with a strike price well above today’s market price for the opportunity to receive an option for a smaller number of shares at a market-based grant price expected to be established in November.

The offer period -- the time in which eligible employees in most countries have to exchange their options -- began on April 22, 2002 and is expected to expire on May 22, 2002, at 11:59 p.m. Eastern Time.

For More Information

If, after reading the Offer and the supplement, you still have questions, please contact the Exchange Offer Support Center at (877)-843-9488 (in the United States) or +1 (847) 883-0830.